                            STOCK PURCHASE AGREEMENT

                          DATED AS OF APRIL ____, 1997

                                    BETWEEN

                         ROBERT BRADLEY, an individual

                                      AND

                          TRANSTECHNOLOGY CORPORATION

                               TABLE OF CONTENTS

1.       Sale and Purchase of Stock and Assets  . . . . . . . . . . . . . . . . . . . . . . 1

2.       Purchase Price and Payment . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

         2.1     Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

         2.2     Adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

         2.3     Payment of Purchase Price  . . . . . . . . . . . . . . . . . . . . . . . . 2

         2.4     Allocation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

3.       The Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

         3.1     Time and Place of Closing  . . . . . . . . . . . . . . . . . . . . . . . . 2

         3.2     Deliveries at Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . 2

         3.3     Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

         3.4     Sales and Transfer Taxes and Fees  . . . . . . . . . . . . . . . . . . . . 3

4.       Representations and Warranties of Seller . . . . . . . . . . . . . . . . . . . . . 3

         4.1     Organization and Good Standing; Capital Stock  . . . . . . . . . . . . . . 3

         4.2     Capacity of Seller . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

         4.3     Binding Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

         4.4     Financial Statements: Changes  . . . . . . . . . . . . . . . . . . . . . . 4

         4.5     Tax Returns: Payment of Taxes  . . . . . . . . . . . . . . . . . . . . . . 5

         4.6     Litigation: Claims: Contractual Obligations  . . . . . . . . . . . . . . . 5

         4.7     Operations in Accordance with Law  . . . . . . . . . . . . . . . . . . . . 6

         4.8     Environmental Warranties . . . . . . . . . . . . . . . . . . . . . . . . . 6

         4.9     Title to Assets: Assets Necessary for Business . . . . . . . . . . . . . . 6

         4.10    Adverse Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

         4.11    Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . 7

         4.12    Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

         4.13    Agreements Relating to Employment  . . . . . . . . . . . . . . . . . . . . 8

         4.14    Trademarks, Trade Names, etc.  . . . . . . . . . . . . . . . . . . . . . . 8

         4.15    Customer Relations . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

         4.16    Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

         4.17    Product Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

         4.18    Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

         4.19    Completeness of Statements . . . . . . . . . . . . . . . . . . . . . . . . 9

         4.20    Exclusivity of Representations . . . . . . . . . . . . . . . . . . . . . . 9

         4.21    Schedules and Amendments to Schedules  . . . . . . . . . . . . . . . . . . 9

5.       Representations and Warranties of Purchaser  . . . . . . . . . . . . . . . . . . . 9

         5.1     Due Incorporation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

         5.2     Corporate Authorization; Binding Agreement . . . . . . . . . . . . . . .   10

         5.3     Securities Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

         5.4     Completeness of Statements . . . . . . . . . . . . . . . . . . . . . . .   10

6.       Pre-Closing Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

         6.1     Access to Records; Investigation by Purchaser  . . . . . . . . . . . . .   10

         6.2     No Inaccuracies  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

         6.3     Maintenance of Business  . . . . . . . . . . . . . . . . . . . . . . . .   11

         6.4     Preservation of Goodwill . . . . . . . . . . . . . . . . . . . . . . . .   11

         6.5     Consent to Assignment  . . . . . . . . . . . . . . . . . . . . . . . . .   11

         6.6     Liens, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

         6.7     Amendments or Termination of Contracts . . . . . . . . . . . . . . . . .   11

         6.8     Maintenance of Equipment . . . . . . . . . . . . . . . . . . . . . . . .   11

         6.9     Covenants for Compliance with Laws . . . . . . . . . . . . . . . . . . .   11

         6.10    Employee Benefit Plan Responsibilities . . . . . . . . . . . . . . . . .   11

         6.11    Affiliate Transactions . . . . . . . . . . . . . . . . . . . . . . . . .   12

7.       Risk of Loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

8.       Confidentiality  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

9.       Hart Scott Rodino  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

10.      Survival . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13

11.      Indemnification; Environmental Escrow  . . . . . . . . . . . . . . . . . . . . .   13

         11.1    Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13

         11.2    Environmental, Health and Safety Escrow  . . . . . . . . . . . . . . . .   15

12.      Conditions Precedent To and Requirements At Closing  . . . . . . . . . . . . . .   16

         12.1    Conditions Precedent to Purchaser's Obligation . . . . . . . . . . . . .   16

         12.2    Conditions Precedent to Seller's Obligations . . . . . . . . . . . . . .   18

13.      Post-Closing Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

         13.1    Covenant Not To Compete  . . . . . . . . . . . . . . . . . . . . . . . .   19

         13.2    Reasonableness of Restraints . . . . . . . . . . . . . . . . . . . . . .   19

         13.3    Transition Period  . . . . . . . . . . . . . . . . . . . . . . . . . . .   20

         13.4    [Intentionally Deleted]  . . . . . . . . . . . . . . . . . . . . . . . .   20

         13.5    Operation of the Company Following the Closing . . . . . . . . . . . . .   20

         13.6    Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . .   21

         13.7    CFO's Certificate  . . . . . . . . . . . . . . . . . . . . . . . . . . .   21

         13.8    Inspection . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21

         13.9    Non-public Information . . . . . . . . . . . . . . . . . . . . . . . . .   21

14.      Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22

         14.1    Manner of Termination  . . . . . . . . . . . . . . . . . . . . . . . . .   22

         14.2    Election to Terminate  . . . . . . . . . . . . . . . . . . . . . . . . .   22

         14.3    No Liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22

15.      Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22

         15.1    Option to Assign . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22

         15.2    No Release . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

16.      Post-Closing Commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

17.      Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

         17.1    Entire Understanding . . . . . . . . . . . . . . . . . . . . . . . . . .   23

         17.2    Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

         17.3    Publicity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

         17.4    Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

         17.5    Binding Effect . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

         17.6    Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

         17.7    Execution of Agreement . . . . . . . . . . . . . . . . . . . . . . . . .   24

         17.8    Paragraph Headings . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

         17.9    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

         17.10   Dispute Resolution . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

         17.11   Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

18.      Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25

19.      Consent to Collateral Assignment of Stock Purchase Agreement . . . . . . . . . .   27

                         LIST OF EXHIBITS AND SCHEDULES

         Exhibits
         --------
         A                Escrow Agreement

         B                Faegre & Benson LLP Opinion Letter

         C                Gerald C. Harvey Opinion Letter

         D                Dorsey & Whitney LLP Opinion Letter

         Schedule
         --------
         1.1              Stock Ownership

         4.1              Articles of Incorporation and By-Laws

         4.3              Consents

         4.4(a)           Financial Statements

         4.4(b)           Material Contingent Liabilities, Guaranties, etc.

         4.4(c)           Transactions Outside the Ordinary Course of Business and Distributions

         4.5(b)           Taxes

         4.6(a)           Litigation

         4.6(b)           Material and Affiliate Contracts

         4.8              Environmental

         4.9              Liens

         4.10             Material Adverse Change

         4.11             Employee Benefit Plans

         4.12             Employees

         4.13             Employment Agreements

         4.14             Trademarks, Tradenames

         Schedule
         --------
         4.15             Insurance

         4.19             Completeness of Statements

         5.2              Purchaser's Consents

         6.3              Activities Out of the Ordinary Course

         6.11             Related Transactions to be Terminated

         11.2             Environmental and OSHA Escrow

         13.3             Personal Property to be Retained by Seller

         18(a)            Investments to be Stated at Fair Market Value

         18(b)            Pro Forma

                            STOCK PURCHASE AGREEMENT


         AGREEMENT dated as of the ___ day of April, 1997, between Robert Bradley, an individual ("Seller") and TransTechnology Corporation, a Delaware corporation, ("Purchaser").

                                   RECITALS:

         A. Seller owns all of the issued and outstanding Stock (as defined below) of TCR Corporation, a Minnesota corporation, (the "Company") in the amounts set forth on Schedule 1.1 hereto. The term "Stock" as used in this Agreement means the issued and outstanding capital stock of the Company.

         B. Seller desires to sell and Purchaser desires to purchase from Seller all of the Stock, all in the manner and subject to the terms and conditions hereinafter set forth.

         C.      Definitions of capitalized terms are set out at paragraph 18.

         NOW THEREFORE, in consideration of the recitals set out above and the covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

1. Sale and Purchase of Stock. Seller hereby agrees to sell, convey, transfer, assign and deliver to Purchaser at the Closing the number of shares of Stock set opposite Seller's name on Schedule 1.1 hereto, and Purchaser agrees to buy and accept as hereinafter provided, all (but not less than all) of the Stock owned by the Seller as set out on Schedule 1.1.

2.       Purchase Price and Payment.

         2.1 Purchase Price. The aggregate purchase price (the "Purchase Price") to be paid by Purchaser to the Seller for the Stock shall be the sum of $35.6 million payable as $32.6 million, less the amount of Net Debt of the Company on the Closing Date and the respective Escrows set out in paragraphs
2.2 and 11.2, to be paid in cash on the Closing Date and up to $3 million paid as performance payments as follows: the amount of $1 million annually for three
(3) years where the Operating Income of the Company meets or exceeds $6.25 million in calendar year 1997, $7.5 million in calendar year 1998 and $7.5 million in calendar year 1999, or, in the alternative upon achieving cumulative amounts of Operating Income over the same calendar years, i.e., $6.25 million for the calendar year ending December 31, 1997, $13.75 million for the two calendar years ending December 31, 1998, or $21.25 million for the three calendar years ending December 31, 1999, the cumulative performance payment would be paid up to the maximum of $3 million. As an example, if Operating Income for calendar year 1997 is less than $6.25 million, but cumulative Operating Income for the two calendar years ending December 31, 1998 equals or exceeds $13.75 million, no payment would be made for calendar year 1997 but a payment of $2 million would be paid following calendar year 1998. Performance payments shall be paid in cash within ninety (90) days of the end of the calendar year in which earned. Any dispute between the parties over the determination of Operating Income shall be resolved pursuant to paragraph 17.10 below. Notwithstanding the foregoing, the Purchase Price shall be subject to adjustment as set forth in paragraph 2.2 below.

         2.2 Adjustment. The Purchase Price shall be subject to a dollar-for-dollar increase or decrease (the "Adjustment") to the extent the book value of Net Operating Assets at the Closing Date as set out in the Closing Balance Sheet is greater or less than $6.018 million. The Closing Balance Sheet shall be prepared by the Purchaser in accordance with generally accepted accounting principles consistent with those followed in preparation of the Company's financial statements referred to in Paragraph 4.4 hereof and shall be delivered to the Seller not more than forty-five (45) days after the Closing Date. In the event that Seller disputes the accuracy of the Closing Balance Sheet, he shall so notify the Purchaser in writing within twenty (20) days of receipt and Seller and Purchaser shall thereupon promptly select a mutually agreed independent firm of certified public accountants to resolve the dispute, utilizing generally accepted accounting principles consistently applied. Said accounting firm shall render its decision on the dispute within forty- five (45) days of its selection and such decision shall be final and binding upon Seller and Purchaser. The fees and expenses of said accountants shall be shared equally by Seller and Purchaser. Withheld from the Purchase Price paid on the Closing Date shall be the sum of $450,000 to be held in escrow by an escrow agent mutually agreed by both parties (the "Adjustment Escrow"). If the Adjustment results in a decrease in the Purchase Price, so much of the Adjustment Escrow as is necessary to satisfy the Adjustment shall be released to Purchaser, with the balance released to Seller, provided that if the decrease in the Purchase Price exceeds the Adjustment Escrow, Seller shall immediately remit the difference to Purchaser. If the Adjustment results in no adjustment in the Purchase Price or in an increase in the Purchase Price, the entire Adjustment Escrow shall be released to Seller, and the increase in the Purchase Price, if any, shall be immediately remitted by Purchaser to Seller.

         2.3 Payment of Purchase Price. The portion of the Purchase Price payable on the Closing Date shall be paid to the Seller by wire transfer to an account or accounts, and in allocations amongst accounts, designated in writing by Seller.

         2.4 Allocation. One hundred thousand dollars ($100,000) of the Purchase Price shall be allocated to the restrictive covenant set out in paragraphs 13.1 and 13.2 below. Seller and Purchaser agree to file all returns and reports in respect of the transactions herein contemplated, including but not limited to all Federal and state tax returns, in a manner consistent with such allocation.

3.       The Closing

         3.1 Time and Place of Closing. The closing of the transaction contemplated by this Agreement (the "Closing") shall take place at 10:00 a.m. local time on April 17, 1997 or any other mutually agreed on date, at the offices of Faegre & Benson, LLP, 2200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-3901. The time and date of the Closing is referred to in this Agreement as the "Closing Date".

         3.2     Deliveries at Closing.

                 (a) At the Closing Seller shall deliver to Purchaser a certificate or certificates representing the Stock being sold by Seller duly endorsed for transfer, or accompanied by appropriate assignments for transfer of stock duly executed, in favor of Purchaser, and bearing guaranteed signatures; and Seller shall cause to be delivered those items required by paragraph 12.1 hereof; and

                 (b) At the Closing, Purchaser shall deliver to Seller the items required by paragraph 12.2 hereof.

         3.3 Further Assurances. Seller agrees that he shall, at any time and from time to time after the Closing, upon request of Purchaser, do, execute, acknowledge and deliver or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may in Purchaser's reasonable opinion be necessary or advisable to confirm Purchaser's title to or interest in, or to enable it to deal with and dispose of, the Stock, and/or any of the business, assets and properties of the Company.

         3.4 Sales and Transfer Taxes and Fees. All applicable sales, use and similar taxes and fees that may be due or payable as a result of the conveyance, assignment, transfer or delivery of the Stock to Purchaser shall be borne by Seller.

4. Representations and Warranties of Seller. Seller represents and warrants to Purchaser as follows:

         4.1 Organization and Good Standing; Capital Stock

                 (a) The Company is a duly organized corporation, validly existing and in good standing under the laws of the State of Minnesota, with full power and authority to own or lease its properties and assets, and conduct its business as now conducted. Complete and current copies of the Articles of Incorporation and By-Laws of the Company are included herewith as Schedule 4.1;

                 (b) The authorized capital stock of the Company consists of 10,000 shares of Common Stock having a par value of $5.00 per share, of which 2,288 shares are now issued and outstanding. The Stock consists solely of such 2,288 issued and outstanding shares of Common Stock. Each of the shares of Stock is fully paid and non-assessable and none of the Stock was issued in violation of the Articles of Incorporation or By-Laws of the Company, or any pre-emptive right of any stockholder. No pre-emptive, buy-sell or similar rights exist with respect to any Stock of the Company. Seller is the only holder of Stock of the Company, and the Stock represents each and every equity interest in the Company, and no person or entity holds (or is entitled to receive) any option, warrant, convertible instrument, call, or right to acquire any of the Stock or any other equity interest in the Company;

                 (c) Each of the shares of Stock is owned free and clear by Seller and none of the Stock is subject to any lien, pledge, charge or encumbrance (other than restrictions imposed by securities laws applicable to unregistered securities generally). Upon the delivery of and payment for such Stock at the Closing as provided for in this Agreement, the Purchaser will acquire good and valid title to all of the Stock of the Company, free and clear of any liens, charges and encumbrances other than any lien, charge or encumbrance created by the Purchaser and other than restrictions imposed by securities laws applicable to unregistered securities generally; and

                 (d) Assuming the accuracy of the representation of Purchaser set out in Paragraph 5.3 hereof, the sale and delivery of the shares of Stock is and will be effected in accordance with all applicable Federal and state statutes and regulations.

         4.2 Capacity of Seller. Seller has the full right, power, legal capacity and authority to enter into this Agreement and to sell and to deliver to Purchaser the shares of Stock to be sold and delivered by Seller hereunder.

         4.3 Binding Agreement. This Agreement has been duly executed and delivered by Seller and is a valid and binding obligation and agreement of Seller, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws from time to time in effect affecting creditors' rights generally or by principles governing the availability of equitable remedies). The execution, delivery and performance of this Agreement will not violate, contravene, result in a breach of or constitute a default (with due notice or lapse of time or both) under (a) the Articles of Incorporation or By-Laws of the Company, (b) subject to obtaining the consents and approvals referred to in
Schedule 4.3 hereto, any note, mortgage, agreement or instrument to which Seller or the Company is a party or by which Seller or the Company is bound or
(c) any judgment, law, rule, regulation or decree applicable to Seller or the Company. Except as disclosed in Schedule 4.3, no consent, permit, authorization, approval or action of any federal, state or local authority or any other person not a party to this Agreement is required with respect to Seller or the Company in connection with the transactions contemplated by this Agreement.

         4.4     Financial Statements; Changes

                 (a) Schedule 4.4 (a) hereto consists of the audited financial statements of the Company and the auditor's report thereon, as of and for the Company's fiscal years ended December 31, 1993, 1994, 1995 and 1996 and the unaudited financial statements of the Company as of and for the two months ended February 28, 1997 (collectively, the "Financial Statements"). The balance sheet as of December 31, 1996, included in the Financial Statements is the "Principal Balance Sheet" and December 31, 1996, is the "Balance Sheet Date".

                 (b) The Financial Statements fairly present, in all material respects, the financial condition of the Company at their respective dates and the results of operations of the Company for the periods covered thereby, in conformity with generally accepted accounting principles consistently applied ("GAAP"), except as otherwise noted therein. Except as reflected in the Financial Statements, in this Agreement or in Schedule 4.4(b), the Company has no material contingent liabilities, guaranties, off-balance sheet leases or similar obligations.

                 (c) Except as contemplated or permitted hereby, or as set out in Schedule 4.4 (c), since the Balance Sheet Date, there has not been:

                        (i) any entry by the Company into any commitment or transaction other than in the ordinary course of business, including (A) the incurrence of any indebtedness for borrowed money, or (B) the sale, lease or other disposition of, or entry into any agreement to sell, lease or otherwise dispose of, any material assets, except for sales of inventory in the ordinary course of business; or

                        (ii) any declaration, making or payment of any dividend or other distribution with respect to the Stock of the Company to any shareholder of the Company.

       4.5     Tax Returns; Payment of Taxes

               (a) The Company is a small business corporation as defined in
Section 1361(b) of the Internal Revenue Code of 1986, as amended (the "Code") and has validly elected to be taxed as an S corporation. Such election became effective on January 1, 1996 and remains in effect on the date hereof. The Company has prepared and properly filed all tax returns and reports which the Company has been required to file through the date hereof (including without limitation all federal and state income tax returns and all information returns and reports for all taxable periods of the Company). All taxes shown due on such returns and reports have been paid (or are accrued and fully provided for on the Financial Statements and the accounting records of the Company).

               (b) Except as disclosed on Schedule 4.5 (b),

                        (i) the Company has received no notice of any claim pending or threatened against the Company for taxes (other than any amounts reflected in the Financial Statements),

                        (ii) the Company has received no notice of any tax examination of the Company by taxing authorities, and

                        (iii) the Company has not waived any statute of limitations in respect of taxes or agreed to an extension of time with respect to the assessment of any tax deficiency (other than with respect to any amounts reflected on the Financial Statements).

               (c) The Company has withheld and paid all taxes and other governmentally mandated withholdings required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder or other third party.

       4.6     Litigation; Claims; Contractual Obligations

               (a) Except as disclosed in Schedule 4.6 (a), (i) there is no litigation, proceeding, claim or investigation pending (or to Seller's knowledge threatened) against or with respect to the Company which reasonably would be expected to have a Material Adverse Effect and (ii) the Company is not operating under, subject to, or in default with respect to, any order, injunction or decree of any court or any federal, state, municipal or other governmental agency or instrumentality, which has caused (or is likely to cause) any Material Adverse Effect.

               (b) The contracts, agreements and other arrangements listed in
Schedule 4.6 (b) hereto constitute all contracts, agreements and other arrangements (including without limitation contracts relating to employment) to which the Company is a party or by which it is bound which require payments to or by the Company in excess of $25,000 per year or are with any Affiliate of the Company.

Except as disclosed in Schedule 4.6 (b), the Company is not in default (nor is there any event but which for notice or lapse of time could constitute a default) with respect to any such contract, agreement or arrangement and has no knowledge that any other party thereto is in default (or that there is any event but for which notice or lapse of time will constitute a default) except in each case for such instances of default as have not caused, and will not cause, the Company to have any liability in excess of $50,000.

         4.7 Operations in Accordance with Law. The Company is in compliance in all material respects with all laws, rules, regulations, ordinances and administrative orders applicable to the Company or its business, including without limitation the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), the Occupational Safety and Health Act, the Worker Adjustment and Retraining Notification Act, and Environmental Laws as defined in paragraph 4.8, except for such instances of non-compliance (if any) which singly or in the aggregate have not caused (and are not likely to cause) any Material Adverse Effect; provided, however, that the representation made in this paragraph with respect to Environmental Laws is subject to the further limitations set forth in paragraph 4.8.

         4.8 Environmental Warranties. Except as disclosed on Schedule 4.8, to the knowledge of the Company:

                 (a) the Company and all facilities and property (including underlying non-native fill, soil and groundwater) now or previously owned or leased by the Company are or, during the Company's occupancy, were (1) in compliance in all respects with all of the laws, statutes, regulations, acts, and guidelines of the United States and the State of Minnesota and political subdivisions thereof relating to the generation, use, storage, processing, release, transportation, and disposal of Hazardous Materials and waste, non-hazardous commercial/industrial materials and wastes, and municipal solid wastes and discharge thereof into the environment ("Environmental Laws"), (2) not subject to any third party Environmental Claims, and (3) not subject to Regulatory Actions or proceedings against the Company, except in the case of each of clauses (1), (2) and (3), for such instances of non-compliance (if any) which have not caused and are not likely to cause any Material Adverse Effect; and

                 (b) there are no pending or threatened:

                          (i) claims, complaints, notices, notices of
violation, administrative orders, consent orders, memoranda of agreement, or requests for information received or executed by the Company with respect to any alleged violation of any Environmental Law, or

                          (ii) complaints, notices, or inquiries to the Company
regarding potential liability under any Environmental Law.

         4.9 Title to Assets; Assets Necessary for Business. The Company has good title to all the assets reflected on the Principal Balance Sheet, except for (a) assets sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date and assets which in the aggregate are not material, and (b) those assets disposed of since the Balance Sheet Date and identified in Schedule 4.9, in each case free and clear of any material liens, charges, claims or encumbrances of any nature, other than (i) exceptions listed in Schedule 4.9, (ii) liens for taxes and special assessments not yet due and payable, and (iii) such liens, charges, claims or encumbrances as will be waived, satisfied or discharged on or prior to the Closing Date. Such assets, together with those used by the Company under leases, licenses and other agreements, constitute all assets that are necessary for conducting the business of the Company as now conducted, and, with respect to machinery and equipment, except as to machinery and equipment purchased used and not yet put in service, are in good working order, subject to wear and tear and to the Company's normal maintenance procedures, and with respect to raw materials and finished goods inventories, are, with respect to the former, in usable condition and, with respect to the latter, in saleable condition.

         4.10 Adverse Changes. Except as described in Schedule 4.10, there has been no material adverse change in the financial condition of the Company since December 31, 1996 other than (a) transactions and actions contemplated by this Agreement and (b) changes in the ordinary course of business.

         4.11    Employee Benefit Plans.

                 (a) The term "Plan" means every material plan, fund, contract, program and arrangement (whether written or not) which is maintained or contributed to by the Company for the benefit of present or former employees, including those intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax-qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, stock option, stock appreciation right, phantom stock or stock purchase benefits, or (iv) salary continuation, supplemental unemployment, termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA).

                 (b) Schedule 4.11 sets forth each Plan by name.

                 (c) There are no Plans subject to Title IV of ERISA.

                 (d) There are no Plans which hold Company securities or which promise or provide health or life benefits to retirees or former employees of the Company other than those identified in Schedule 4.11 or those solely providing coverage mandated by federal or Minnesota law.

                 (e) With respect to all Plans, to the extent that the following documents exist, the Company has furnished Purchaser true and complete copies of (i) the most recent determination letter, if any, received by the Company from the Internal Revenue Service, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the Department of Labor and the Internal Revenue Service), (iii) the financial statements for the three (3) most recent plan years (in audited form if required by ERISA) and Annual Report/Return (Form 5500) with disclosure schedules, if any, and attachments, and (iv) plan documents, summary plan descriptions, trust agreements, insurance contracts, service agreements and all related contracts and documents (including any employee summaries and material employee communications).

                 (f) Each Plan has at all times been operated in substantial compliance with ERISA, the Code, any other applicable law (including all Plan document, reporting and disclosure requirements thereunder) and the terms of the Plan.

                 (g) No state of facts or conditions exist which reasonably could be expected to subject the Company to any material liability (other than routine claims for benefits) under the terms of any Plan or applicable law.

                 (h) Schedule 4.11 sets forth the identity of each corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five years) under common control with the Company within the meaning of Section 414(b) or (c) of the Code, (ii) which is (or was during the preceding five years) in an affiliated service group with the Company within the meaning of Section 414(m) of the Code, (iii) which is (or was during the preceding five years) the legal employer of persons providing services to the Company as leased employees within the meaning of
Section 414(n) of the Code, and (iv) with respect to which the Company is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et seq. of ERISA) or the Family and Medical Leave Act. Except as set forth in Schedule 4.11, there is no actual or potential material liability to the Company with respect to any employee benefit plan of any such corporation, trade or business.

                 (i) No condition, agreement or plan provision limits the right of the Company to amend, cut back or terminate any plan (except to the extent such limitation arises under ERISA).

         4.12 Employees. Schedule 4.12 hereto states the name, department assignment and current rate of compensation of each person who, as of the date hereof, is employed by the Company. Except as disclosed in Schedule 4.6 (a), the Company has not received notice of any pending or threatened claim asserted against the Company by any employee (other than such claims, if any, that have been dismissed, settled or otherwise finally resolved).

         4.13    Agreements Relating to Employment. Except as disclosed in
Schedule 4.13 or Schedule 4.6 (b), the Company is not a party to or bound by
(a) any agreement, contract or other commitment to employ or compensate any person, or (b) any collective bargaining agreement, and the Company is not aware of any threat of strike, work stoppage or asserted demand for collective bargaining by any employee, union or organization.

         4.14 Trademarks, Trade Names, etc. Except as listed in Schedule 4.14, the Company owns no trademarks, service marks, trade names or patents currently used to any material extent in its business. The Company owns all right, title and interest in each trademark, service mark, trade name and patent listed in Schedule 4.14. To Seller's knowledge no trademark, service mark, or trade name (registered or at common law), domain name, patent, copyrighted material, know-how or proprietary information (collectively "Intellectual Property") used by the Company in its business infringes upon any right or claim of any person or entity other than the Company and the Company has not received notice from any person or entity claiming infringement of a right or interest in Intellectual Property.

         4.15 Customer Relations. The Company has a good commercial relationship with each customer which had placed orders with the Company during calendar year 1996 in excess of $100,000, and, based upon the way the Company is currently operated, other than customary requests for price reductions, Seller has no knowledge that any of such relationships would not continue on substantially the same basis following the change in control of the Company.

         4.16 Insurance. The Company has in force property and casualty insurance on all property owned or leased by it and general and product liability insurance in the amounts set forth in the certificates of insurance which have been provided by the Company to Purchaser. Set forth on Schedule 4
 .16 attached hereto and made a part hereof is a true and correct schedule of all policies of such insurance. All required premiums have been paid with respect to such policies.

         4.17 Product Liability. Except as disclosed in Schedule 4.6(a), to Seller's knowledge, there exists no claim, threat of claim, or basis for a claim against the Company which will or could have a Material Adverse Effect and which arises from any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased or delivered by the Company.

         4.18 Brokers. Except for obligations to Piper Jaffray Inc., financial advisors to the Company ("Piper") that are to be satisfied by Seller, and not by the Company, at Closing, neither the Company nor Seller has any contract with, or obligation to, any broker, finder or other intermediary in connection with sale of the Stock, which would cause Purchaser or the Company to become liable for payment of any fee or expense with respect thereto.

         4.19 Completeness of Statements. Subject to the provision set out in Schedule 4.19, none of the information or documents furnished or to be furnished to Purchaser by Seller, the Company, or any of their respective agents, representatives or employees, is knowingly false or misleading or knowingly misstates a material fact required to be stated therein in order to make the statements therein not misleading.

         4.20 Exclusivity of Representations. Each of Purchaser and Seller acknowledges and agrees that (a) the representations and warranties made by Seller in this Agreement are in lieu of (and are exclusive of) any other representations and warranties by Seller, express or implied and (b) neither Seller nor anyone representing Seller has made any other representation or warranty. Subject to his representation set out in paragraph 4.19 above, Seller hereby disclaims any such other representations or warranties (express or implied), notwithstanding any delivery or disclosure of any documents or other information to Purchaser, its officers, directors, employees, agents or representatives or any other person.

         4.21 Schedules and Amendments to Schedules. All information disclosed in this Agreement or any Schedule hereto shall be deemed fully disclosed for all purposes of this Agreement and all Schedules hereto. At or prior to the Closing, Seller shall have the right to deliver amended Schedules for review and either approval thereof or rejection thereof by Purchaser, which approval or rejection shall not be unreasonably delayed by Purchaser. To the extent that Purchaser approves and accepts in writing any amendment to any Schedule (but only to such extent), such amendment shall be deemed included in such Schedule for all purposes hereof and the indemnification provisions hereof shall not apply to any loss, damage, liability, claim, fee, cost or expense arising out of, based upon or resulting from any matters that have been disclosed in such amended Schedule.

5. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

         5.1 Due Incorporation. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power to own or lease its properties and assets, to acquire the Stock and to conduct its business.

         5.2 Corporate Authorization; Binding Agreement. This Agreement, the execution and delivery hereof by Purchaser, payment of the purchase price to Seller and the performance by Purchaser of its obligations and undertakings hereunder have been duly and validly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Purchaser and is a valid and binding obligation and agreement of the Purchaser, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws from time to time in effect affecting creditors' rights generally or by principles governing the availability of equitable remedies). The execution, delivery and performance of this Agreement will not violate, contravene, result in a breach of or constitute a default (with due notice or lapse of time or both) under (a) the Certificate of Incorporation or By-Laws of the Purchaser, (b) subject to obtaining the consents and approvals referred to in Schedule 5.2 hereto, any note, mortgage, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or (c) any judgment, law, rule, regulation or decree applicable to the Purchaser. Except as set out in Schedule 5.2 hereto and for filing under the Hart-Scott-Rodino Antitrust Improvements Act, no consent, permit, authorization, approval or action of any federal, state or local authority or any other person not a party to this Agreement is required with respect to the Purchaser in connection with the transactions contemplated by this Agreement.

         5.3 Securities Act. The Purchaser is not acquiring any of the shares of Stock hereunder for the purpose of resale or disposition in any manner as would require registration of the sale of the Stock hereunder pursuant to Section 5 of the United States Securities Act of 1933 (the "Securities Act"). The Purchaser acknowledges that the shares of Stock may not be resold in the absence of registration, or the availability of an exception from such registration, under the Securities Act.

         5.4 Completeness of Statements. None of the information or documents furnished or to be furnished by Purchaser or any of its representatives to Seller is knowingly false or misleading or misstates a material fact required to be stated therein in order to make the statements therein not misleading.

         6. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

         6.1 Access to Records; Investigation by Purchaser. Seller shall afford the officers and authorized representatives of the Purchaser such access to the offices, properties, business and records of the Company as Purchaser shall deem necessary or desirable in its reasonable discretion, and shall furnish to Purchaser or such authorized representatives such additional financial and operating data and any and all additional information, documents, items, correspondence, agreements etc. as shall be reasonably requested by Purchaser, including all such information and data as shall be necessary in order to enable Purchaser or its representatives to investigate the business and properties of the Company but no such investigation shall affect Purchaser's reliance on the accuracy of the representations and warranties of Seller hereunder.

         6.2 No Inaccuracies. Seller shall refrain from knowingly taking any action which would render any representation and/or warranty contained in this Agreement inaccurate as of the Closing Date. Seller will promptly notify Purchaser of losses, claims, proceedings or investigations against the Company, its officers and directors, which would have been listed in Schedule 4.6 (a) if such lawsuit, claim, proceeding or investigation had arisen prior to the date hereof.

         6.3 Maintenance of Business. Except as set out in Schedule 6.3, Seller shall cause the Company to conduct its respective business, operations and affairs in the same manner and with the same business policies as was the case prior to the date hereof, including the maintaining of normal inventories so as to supply the requirements of the customers and distributors of the Company, and during such period Seller will not cause the Company to dispose of any of its assets or properties or incur any obligation other than in arms-length transactions in the usual and ordinary course of business practices heretofore followed by the Company, or take any action which may adversely affect the goodwill or the normal conduct of the business of the Company; or take, or cause the Company to take, any action which would constitute a fraudulent conveyance under any state or federal law or which would render the Company insolvent under any state or federal standard of insolvency.

         6.4 Preservation of Goodwill. Seller will use all commercially reasonable efforts to maintain the business organization for the Company intact and to preserve the goodwill of the suppliers, contractors, employees, customers and others having business relations with the Company.

         6.5 Consent to Assignment. With respect to all contracts, agreements, understandings or commitments of the Company which require consent of another party in order to remain in force after the Closing, Seller shall use commercially reasonable efforts to obtain all such consents and deliver the same to Purchaser.

         6.6 Liens, Etc. Seller will not subject to any material lien, encumbrance, charge, security interest or mortgage any of the assets of the Company.

         6.7 Amendments or Termination of Contracts. Seller will not amend or terminate any material contract, commitment, understanding, lease, license or instrument without obtaining the prior written consent of Purchaser.

         6.8 Maintenance of Equipment. Seller will maintain the equipment of the Company in good working order, subject to wear and tear and the Company's normal maintenance procedures.

         6.9 Covenants for Compliance with Laws. Seller shall comply in all material respects with all laws applicable to the transactions contemplated in this Agreement including, without limitation, the laws enumerated in Paragraph
4.7 and local certificate of occupancy laws. Seller shall promptly provide to Purchaser all correspondence, reports, notices, orders, findings and other materials pertinent to Seller's compliance with such laws.

         6.10 Employee Benefit Plan Responsibilities. Seller shall, prior to and as a condition of closing, cause the Company to take the following actions concerning the employee benefit plans maintained by the Company:

         (a) terminate the participation of Leawood Properties, Inc. and all other employers (other than the Company) in any Plan, as defined in paragraph 4.11 of this Agreement, maintained by the Company;

         (b) commence and diligently proceed with the preparation and filing of form 5500 returns for 1991, 1994 and 1995 with respect to the group health insurance plan sponsored by the Company with the Department of Labor and the Internal Revenue Service under the Delinquent Filer Voluntary Compliance program along with payment of the applicable penalty amount for each return. Seller shall (i) file all such forms and make all such payments on or before May 17, 1997, and (ii) provide full indemnification to Purchaser pursuant to paragraph 11.1(a), but without application of the Deductible Amount for the benefit of Seller, for any and all penalties imposed by the Department of Labor in connection with the late filing of such form 5500 returns;

         (c) amend the TCR Corporation Retirement Plan to provide that the account balance of the participant who is an employee of Leawood Properties, Inc. shall be 100% vested and nonforfeitable. The TCR Corporation Retirement Plan shall continue to hold the account balances of participants who are employees of Leawood Properties, Inc. ; and

         (d) amend the TCR Corporation Retirement Plan to facilitate daily valuations, provided that an unqualified opinion is obtained from counsel to the Seller of the Company that the amendment does not jeopardize the qualified status of the Plan as to form.

         6.11 Affiliate Transactions. Seller shall take all steps and shall, up to the Closing, cause the Company to take all steps necessary to conclude any transactions and/or obligations, including those identified on Schedule
6.11 but exclusive of the lease between the Company and Polo Investment Company for the facilities occupied by the Company and exclusive of maintenance performed by Leawood Properties, Inc. on an arms length basis on the property which is the subject of said lease, between the Company and any Affiliate (collectively "Related Transactions"). To the extent any of such transactions and/or obligations have not been concluded on or prior to the Closing and do not require that they be so concluded as constituting conditions precedent to Purchaser's obligation to close under paragraph 12.1, Seller shall cooperate fully and shall vigorously pursue all steps necessary to conclude such transactions and/or obligations within ninety (90) days of the Closing Date.

7. Risk of Loss. In the event that prior to Closing there occurs loss or damage to any of the assets of the Company by fire or other casualty which is sufficiently extensive to impair substantially the continued conduct of the business of the Company, Purchaser in its sole discretion may terminate this Agreement.

8. Confidentiality. Seller and Purchaser agree to comply to the Closing Date with their respective obligations under that certain confidentiality agreement dated November 26, 1996.

9. Hart Scott Rodino. Seller and Purchaser mutually covenant to diligently proceed with the preparation and filing of any required notification under the Hart-Scott-Rodino Antitrust Improvements Act and the regulations for same ("Hart-Scott"). From the date hereof until the Closing the parties will cooperate in attempting to secure the expiration of the waiting period prescribed under Hart-Scott at the earliest practicable date.

10. Survival. All representations, warranties, covenants and agreements contained in this Agreement shall survive (and not be affected in any respect by) Closing or any investigation conducted (or information received) by any party hereto, until the last day of the eighteenth (18th) calendar month following that which includes the Closing Date (the "18-Month Date"), whereupon all such representations, warranties, covenants and agreements shall expire and terminate and shall be of no further force or effect, except that

         (a) all obligations under Article 2 (relating to consideration) and all covenants set out in this Agreement shall survive until the date set forth for expiration of such covenant (if an expiration date is specifically so stated) or otherwise until fully satisfied;

         (b) the representations under paragraph 4.1, paragraph 4.2, the first sentence of paragraph 4.3 and paragraph 4.9 (relating to title to the Stock and the assets of the Company) shall survive indefinitely;

         (c) the representations under paragraph 4.5 shall survive until expiration of the applicable statute of limitations or extensions thereof;

         (d) the representations under paragraph 4.8 shall survive for five (5) years from the Closing Date;

         (e) the indemnification obligations under paragraph 11 below shall survive without time limit, except that any claim for indemnification under paragraph 11(a) or (c) will be void and of no effect (and there shall be no obligation to provide indemnification with respect to such claim) unless such claim is asserted in writing in accordance with paragraph 11(d) prior to the 18-Month Date (or, in the case of any obligation for which a longer survival period is stated in this paragraph 10 or in the paragraph governing such obligation, unless asserted during such longer survival period).

11.      Indemnification; Environmental Escrow.

         11.1 Indemnification. The parties shall indemnify each other as follows:

         (a) Seller shall defend, indemnify and hold harmless Purchaser and its directors, officers, shareholders, agents, representatives and assignees (on a net after-tax basis) from any and all losses, damages, liabilities and claims, and all fees, costs and expenses of any kind related thereto (including, without limitation, reasonable legal fees) arising out of or resulting from

               (i) the inaccuracy as of the Closing Date of any representation or warranty of Seller contained in this Agreement, or

               (ii) the breach of or failure by Seller to perform any of his obligations contained in this Agreement (including without limitation, any obligation set out in any covenant contained in this Agreement), provided, however, that (A) Seller shall not be responsible for any such losses, damages, liabilities and claims referred to in Paragraph 11(a) unless and until the cumulative aggregate amount thereof exceeds $305,000 (the "Deductible Amount"), in which case Seller shall then be liable for all such losses, damages, liabilities and claims in excess of the Deductible Amount; and
(B) the cumulative aggregate indemnity obligation of Seller under or by virtue of this Agreement and the transactions contemplated hereby, whether pursuant to this paragraph 11(a) or otherwise, shall in no event exceed $3,050,000, except with respect to the representations and warranties of Seller set out in paragraph 4.1(c) as to which the indemnity obligation of the Seller shall not exceed the Purchase Price.

       (b) (i) Seller shall defend, indemnify and hold harmless Purchaser from and against any and all liability, loss, damage, claim and expense incurred by the Company and or Purchaser in connection with the acquisition, operation or divestiture of Florida Diesel & Marine Service, Inc. or any Affiliate of Seller or any act or omission of any Affiliate of Seller (exclusive of any act or omission of the Company as Lessee under the Lease after the Closing Date and acts or omissions of the Company under any Environmental Law which are intended to be covered by the indemnification obligations of Seller set forth in paragraph 11.1(a) of the Agreement). This obligation to indemnify and hold harmless shall not be limited by the deductible or cap on liability set out in paragraph 11.1(a).

               (ii) Seller shall defend, indemnify and hold harmless Purchaser from and against any and all liability, loss, damage, claim and expense incurred by the Company and/or Purchaser in connection with the settlement or other disposition of item no. 3 on Schedule 4.6(a) (the "Unassumed Claim") provided that (A) Seller shall not be responsible for any such liabilities, losses, damages, claims or expenses unless and until the cumulative aggregate amount thereof exceeds $225,000, (B) Seller and Purchaser shall each be responsible for one-half of all such liabilities, losses, damages, claims and expenses for the next $300,000 (i.e. Purchaser and/or the Company shall not be liable or otherwise responsible for any amount in excess of $150,000) and (c) Seller shall be responsible for all such liabilities, losses, damages, claims and expenses in excess of $525,000; provided however that (x) Seller's total obligation under this subparagraph 11.1(b)(ii) shall be part of and subject to the $3,050,000 cap on indemnification obligations set out in paragraph 11.1(a), and (y) payment by the Company of all or any portion of the $225,000 toward such item no.3 and any amount paid in excess of $225,000 but reimbursed by Seller to the Company shall not be applied to or reduce the Deductible Amount. Purchaser agrees that it will cooperate with Seller in good faith to resolve the Unassumed Claim.

       (c) Purchaser shall defend, indemnify and hold harmless Seller (on a net after-tax basis) from any and all losses, damages, liabilities and claims and all fees, costs and expenses of any kind related thereto (including, without limitation, reasonable legal fees) arising out of or resulting from

               (i) the inaccuracy as of the Closing Date of any representation or warranty of Purchaser contained in this Agreement, or

               (ii) the breach of or failure by Purchaser to perform any of its obligations contained in this Agreement.

         (d) As promptly as practicable after obtaining knowledge of any breach, failure, claim or other matter with respect to which one party hereunder is (or claims to be) entitled to indemnification hereunder (but in any event after receipt of any notice of assertion of any third-party action, suit, claim or proceeding and as long as practicable before the date for answer or other response thereto), the party seeking indemnification (an "Indemnified Party") shall give written notice to each party from which indemnification is sought (an "Indemnifying Party") describing in reasonable detail the basis of such claim for indemnification. If the Indemnified Party does not so notify the Indemnifying Party in accordance with the immediately preceding sentence, the Indemnifying Party shall be relieved of all liability hereunder with respect to such claim. If such claim involves the claim of any third party, the Indemnifying Party shall be entitled to participate in, and assume sole control over, the defense or settlement of such claim; provided, however, that:

               (i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in such defense; and

               (ii) the Indemnifying Party shall obtain prior written approval of the Indemnified Party (which shall not be unreasonably withheld or delayed) before settling or ceasing to defend such claim, if as a result of such settlement or cessation, injunctive or other equitable relief would be imposed against the Indemnified Party.

If, by written notice to the Indemnified Party, the Indemnifying Party assumes the defense and sole control of any such claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal fees or other costs of defense incurred by such Indemnified Party in connection with such claim. If the Indemnifying Party does not assume the defense and sole control of such claim, the Indemnified Party shall have the right to defend and settle the claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party.

         (e) In connection with any claim of any third party, the Indemnified Party shall cooperate fully with the Indemnifying Party in the defense thereof and in order to permit the Indemnifying Party to take full advantage of any available insurance coverage and shall furnish to the Indemnifying Party such documents and other evidence as may reasonably be requested by the Indemnifying Party for purposes of such defense.

         (f) With respect to any claim against which the Indemnifying Party is obligated to indemnify the Indemnified Party, the Indemnifying Party shall be subrogated to all rights of the Indemnified Party with respect to such claim. The rights and remedies of Purchaser and Seller under this Paragraph 11 are exclusive and in lieu of any and all other rights and remedies (whether asserted as breach of contract, tort claims, actions in equity or otherwise) which Purchaser or Seller may have under this Agreement or otherwise with respect to the transactions contemplated hereby.

         11.2    Environmental, Health and Safety Escrow.    Notwithstanding
any other provision of this Agreement (including but not limited to the provisions for a Deductible Amount in paragraph 11.1), to the extent that the items identified on Schedule 11.2 have not been remediated or otherwise addressed to the reasonable satisfaction of the Purchaser on or prior to the Closing Date, there shall be withheld at Closing from the Purchase Price the sum of $325,000, less the cost of those items remediated or otherwise addressed to the reasonable satisfaction of the Purchaser on or prior to the Closing, which sum shall be placed in escrow with First Trust National Association and held in an interest bearing account, and said amount shall be used to defray the cost of remediating or otherwise addressing the items identified in
Schedule 11.2. The escrow shall be held pursuant to an agreement substantially in the form of Exhibit A.

12.      Conditions Precedent To and Requirements At Closing.

         12.1 Conditions Precedent to Purchaser's Obligation. The obligation of Purchaser to close the transactions contemplated by this Agreement is subject to and conditioned upon the performance prior to or at the Closing Date of each of the following:

                 (a) All the terms and conditions of this Agreement to be complied with and performed by Seller on or before the Closing Date, including the delivery to Purchaser of all documents and instruments referred to in this Agreement, shall have been complied with and performed.

                 (b) Purchaser shall not have discovered any error, misstatement or omission in the representations, warranties and agreements made by Seller which alone is, or in the aggregate are, in the reasonable opinion of Purchaser or its counsel, materially adverse to Purchaser;

                 (c) The delivery to Purchaser of a certificate signed by Seller, dated the Closing Date, which states that all representations and warranties of Seller contained in this Agreement or in any certificate, schedule or instrument delivered pursuant hereto in connection with the transaction contemplated hereby, are true and correct as of the Closing Date in all material respects, and that the agreements and covenants of Seller contained in this Agreement have been complied with in each and every respect as of the Closing Date;

                 (d) The delivery to Purchaser of a certificate or certificates representing all the shares of Stock of the Company;

                 (e) No suit, action or other proceeding to restrain, prohibit or otherwise affect the consummation of the transactions contemplated by this Agreement, which in the reasonable judgment of Purchaser or its counsel, requires the delay of the Closing or the termination of this Agreement, shall have been instituted or threatened;

                 (f) The validity or legality of all actions, proceedings, instruments and documents required to carry out this Agreement or incidental thereto and all other related legal documents shall be reasonably acceptable to Purchaser's counsel;

                 (g) Seller shall have obtained consents, where required as a result of the change of control arising from the sale of the Stock, for all material contracts, agreements, commitments, understandings or instruments to which the Company is a party or by which it is bound, which require the consent of any other party or person in order to remain in force from and after the Closing, either by the terms of the contract, agreement, commitment, understanding or instrument, or as a matter of law;

                 (h) Any permit, approval or any action of any jurisdiction or governmental authority required in the reasonable opinion of Purchaser's counsel for the lawful consummation of the transactions contemplated by this Agreement, including without limitation compliance with the Hart Scott Rodino Antitrust Improvement Act as amended and the regulations implementing said act, shall have been obtained;

                 (i) The delivery to Purchaser of the resignations of Seller as an officer of the Company and of all directors of the Company, all dated as of the Closing Date, as requested by Purchaser;

                 (j) The delivery to Purchaser of an opinion letter from Faegre & Benson LLP, counsel to Seller, in the form of Exhibit B annexed hereto;

                 (k) No significant employee or supplier of the Company or customer set out in Schedules 4.6 (b) and 4.12 shall have expressed to the Company or Purchaser an unwillingness to maintain respectively an employment or business relationship with the Company following the Closing;

                 (l) No material adverse change (whether or not in the ordinary and usual course of business) shall have occurred in the business or the financial condition of the Company and there shall not have been any damage, destruction or loss (whether or not covered by insurance) materially affecting the assets, properties or business of the Company taken as a whole;

                 (m) Evidence of submission of a response, in form and content reasonably acceptable to the Purchaser and meeting the requirements of the Minnesota Pollution Control Agency (MPCA), to the letter of the MPCA dated March 20, 1997 with respect to the site bearing MPCA number LEAK00009984;

                 (n) Amendment of the lease between Polo Investment Company and the Company dated January 1, 1992 to delineate an environmental baseline and the respective obligations of landlord and tenant with respect to Environmental Law as to periods predating and commencing the Closing Date and receipt of evidence reasonably satisfactory to Purchaser and its counsel of the appropriate doing business name filing of Polo Investment Company;

                 (o) The satisfaction of all outstanding obligations of the Company arising with respect to the credit agreement with Norwest Bank Minnesota NA ("Norwest") dated December 16, 1992 and all amendments thereto (the "Credit Agreement") and the release by Norwest of all liens, pledges and encumbrances arising in connection with the Credit Agreement or otherwise;

                 (p) The release of all obligations of the Company with respect to the real property commonly known as New Ulm Holiday Inn;

                 (q) The payoff by Seller of the amount outstanding under the promissory note payable to order of the Company dated August 17, 1995, net of the amount due Seller by the Company under the promissory note dated January 4, 1996;

                 (r) The payoff by the Company of the amount outstanding under the promissory note to order of Mary Bradley and receipt of evidence reasonably satisfactory to Purchaser of such payoff; and

                 (s) Receipt of a non-disturbance agreement in favor of the Company, in form and substance reasonably acceptable to Purchaser's counsel, from each Person holding a mortgage on the real property described as Tract B, Registered Land Survey No. 1382, Files of the Registrar of Titles, County of Hennepin, Minnesota.

         12.2 Conditions Precedent to Seller's Obligations. The obligation of Seller to close is subject to and conditioned upon the performance prior to or at the Closing Date of each of the following:

                 (a) All the terms and conditions of this Agreement to be complied with and performed by Purchaser on or before the Closing Date, including the delivery to Seller of all documents and instruments referred to in this Agreement, shall have been complied with and performed;

                 (b) Seller shall not have discovered any error, misstatement or omission in any representations, warranties and agreements made by Purchaser which alone is or in the aggregate are, in Seller's reasonable opinion, materially adverse to Seller;

                 (c) The delivery to Seller of a certificate signed by Purchaser's authorized officer, dated as of the Closing Date, which states that all representations and warranties of Purchaser contained in this Agreement or in any certificate, schedule or instrument delivered pursuant hereto in connection with the transactions contemplated hereby are true and correct as of the Closing Date with the same force and effect as if made on the Closing Date, and that the agreements and covenants of Purchaser contained in this Agreement have been complied with in each and every respect as of the Closing Date;

                 (d) The delivery to Seller of a resolution of the Board of Directors of Purchaser, certified by its Secretary or other authorized officer, authorizing execution by Purchaser of this Agreement and the consummation of the transactions contemplated hereby;

                 (e) No suit, action or other proceeding to restrain, prohibit or otherwise affect the consummation of the transactions contemplated by this Agreement, which, in the reasonable judgment of Seller or Seller's counsel, requires a delay of the Closing or termination of this Agreement, shall have been instituted or threatened;

                 (f) The validity or legality of all actions, proceedings, instruments and documents required to carry out this Agreement or incidental thereto and all other related legal matters shall be reasonably acceptable to Seller's counsel;

                 (g) Any permit, approval or any action of any jurisdiction or governmental authority required in the reasonable opinion of the Seller's counsel for the lawful consummation of the transactions contemplated by this Agreement, including without limitation compliance with the Hart Scott Rodino Antitrust Improvement Act as amended and the regulations implementing said act, shall have been obtained;

                 (h) Seller shall have been released from all liability under his guaranty of the indebtedness of the Company to Norwest Bank Minnesota N.A.;

                 (i) Seller shall have received an assignment of the life insurance policy maintained on his life by the Company; and

                 (j) The delivery to Seller of opinion letters from each of Gerald C. Harvey, Esq. and Dorsey & Whitney, LLP, counsel to the Purchaser, in the form of Exhibit C and D annexed hereto.

13.      Post-Closing Covenants.

         13.1 Covenant Not To Compete. Seller hereby covenants and agrees that from and after the Closing, he shall not:

                 (a) For a period of five (5) years, directly or indirectly, solicit business from or perform any services for any person, company or individual which, on the date hereof or the Closing Date, is a customer of the Company, if such business or services are similar to those engaged in or performed by the Company on the date hereof or at the Closing Date;

                 (b) For a period of five (5) years, directly or indirectly, including, without limitation, as partner, lender, joint venturer, shareholder, consultant, or otherwise, manage, operate, engage or participate in, loan money for, act as guarantor of loans of, perform services for or otherwise carry on or assist a business similar to that of the Company on the date hereof or on the Closing Date in any state or foreign country in which the Company sold goods or provided services within one (1) year prior to the Closing Date hereof, except that Seller may own up to one percent (1%) of any outstanding class of securities of any entity which conducts a business similar to that of the Company on the date hereof if such class of securities is actively traded on a United States national or regional stock exchange or in the United States national over-the-counter market.

                 (c) For a period of five (5) years, solicit for any competitor of the Company, any customers, suppliers or employees of the Company. Without limiting any of the foregoing, the hiring of any employee of the Company, directly or indirectly, during such five-year period shall be deemed to be a violation of this covenant absent Purchaser's consent, which shall not be unreasonably withheld.

                 (d) Without limitation as to time, divulge to anyone, or use any non-public information in Seller's possession with respect to the services, operations or customer lists of the Company, except as otherwise required by law; and

                 (e) Without limitation as to time, divulge, use, disclose or furnish to anyone (except Purchaser) trade secrets, processes of manufacture, product specifications, or any other non-public information of any nature regarding the methods of conducting or operating the business of the Company, except as otherwise provided by law.

                 (f) In the event Seller receives any judicial or administrative order, subpoena, or other demand requiring the disclosure of any trade secret, process of manufacture, product specifications or other non-public information covered by subparagraphs (d) and (e) above, Seller shall promptly notify the Purchaser of such demand prior to disclosure of such non-public information in order to allow Purchaser the opportunity to seek to quash such a demand or obtain a protective order or other appropriate remedy.

         13.2    Reasonableness of Restraints. Seller hereby acknowledges that:

                 (a) The imposition of the restrictions, restraints and limitations set out in paragraph 13.1 hereof are necessary for the reasonable and adequate protection of the Stock purchased by Purchaser hereunder, and the business of the Company;

                 (b) Each and every restriction, restraint and limitation set out in paragraph 13.1 hereof is reasonable in respect to geographic area, subject matter and length of time; and

                 (c) Monetary damages alone will not adequately compensate Purchaser in the event of a breach by Seller of the restrictions, restraints and limitations contained in Paragraph 13.1 hereof, and Seller agrees that in addition to all remedies available to Purchaser, at law or in equity, Purchaser shall be entitled to interim restraints and permanent injunctive relief for the enforcement thereof.

         13.3 Transition Period. For a period of ninety (90) days following the Closing, the Purchaser shall permit Seller (i) to use his office at the Company, and (ii) to remove Seller's personal property, including without limitation the personal property described on Schedule 13.3 hereof, from the Company's facilities. In addition, during such period the Purchaser shall permit Seller to use the services of mutually agreed Company employees as necessary to, and the Purchaser shall otherwise cooperate with Seller, in his efforts to perform his obligations as set forth in paragraphs 6.10(b) and 6.11 hereof.

         13.4    [intentionally deleted]

         13.5 Operation of the Company Following the Closing. Following the Closing and until such time as the performance payments payable pursuant to paragraph 2.1 shall have been paid in full:

                 (a) Purchaser shall operate the Company as a separate subsidiary and in a manner reasonably consistent with the manner in which the Company was operated by Seller;

                 (b) The Company shall enter into transactions with any Affiliates only on an arms-length basis;

                 (c) Purchaser shall not require payments by the Company (whether by way of dividends or otherwise) that leave the Company with inadequate capital for its operations;

                 (d) Purchaser shall not directly or indirectly divert any material business opportunity relating to the business of the Company to the Purchaser or any of its subsidiaries or Affiliates other than the Company;

                 (e) Purchaser shall not cause or permit revenue properly allocable to the Company to be directed or diverted away from the Company to other operations, entities or persons; or

                 (f) [intentionally deleted]

Nothing herein shall be deemed or construed to prevent or limit the Company from entering into any guaranty or related security agreement required by the Purchaser's lenders.

         13.6    Financial Statements. The Purchaser shall deliver to Seller:

                 (a) Simultaneously with delivery to its shareholders generally, copies of the Purchaser's annual report, including its annual financial statements;

                 (b) On or before March 31 of each year through and including March 31, 2000, a written report on a physical inventory taken on or about the immediately preceding December 31 and separate financial statements (including a balance sheet and statements of earnings and cash flow) for the company as of and for the fiscal year ended on the preceding December 31, all in reasonable detail, prepared in accordance with generally accepted accounting principles consistent with those used in preparing the Company's financial statements referred to in Paragraph 4.4 hereof, and accompanied by a certificate of Purchaser's Chief Financial Officer, which certificate shall state that such financial statements present fairly, in all material respects, the financial position of the Company and its results of operations and cash flows and have been prepared in conformity with generally accepted accounting principles consistent with those used in preparing the Company's financial statements referred to in paragraph 4.4 hereof;

                 (c) Within forty-five (45) days after the end of each fiscal quarter, separate financial statements (including a balance sheet and statements of earnings and cash flow) for the Company as of and for such quarter, all in reasonable detail, prepared in accordance with generally accepted accounting principles applicable to quarterly financial statements generally which are consistent with those used in preparing the Company's financial statements for the two months ended February 28, 1997 referred to in paragraph 4.4 hereof, and certified by a senior financial officer of the Company and the Purchaser as fairly presenting, in all material respects, the financial position of the Company and its results of operations and cash flows, subject to changes resulting from year-end adjustments; and

                 (d) With reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company as from time to time may be reasonably requested by Seller.

         13.7 CFO's Certificate. Simultaneously with the delivery to Seller of the Company's financial statements as required by paragraph 13.6, the Purchaser shall deliver to Seller a certificate of the Purchaser's Chief Financial Officer (i) setting forth the determination of Operating Income for the fiscal year covered by such financial statements; (ii) stating that such Operating Income was determined in accordance with the requirements of this Agreement, and (iii) setting forth the information (including detailed calculations) required in order to permit Seller to independently determine the Operating Income for the fiscal year covered by such financial statements.

         13.8 Inspection. The Purchaser shall permit Seller, at Seller's expense and upon reasonable approval of the Purchaser, which shall not be unreasonably withheld, to visit the principal executive office of the Company, and to discuss the affairs, finances and accounts of the Company with the Company's officers and independent accountants.

         13.9 Non-public Information. Seller acknowledges (a) that upon the Closing the Company will be a subsidiary of Purchaser and that the Purchaser is listed on the New York Stock Exchange and that its shares are publicly traded; (b) that information received pursuant to the operation of paragraphs 13.6, 13.7 and 13.8 will include material, non-public information at the time of receipt; and (c) that the securities laws of the United States prohibit any person who has received material, non-public information associated with a company listed on an exchange or which is an issuer under said securities laws from purchasing or selling securities of such issuer, in this case the Purchaser, or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such other person is likely to purchase or sell such securities.

14. Termination.

         14.1 Manner of Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned on or before the Closing Date:

                 (a) As provided in Article 7 in the event of a loss as contemplated therein;

                 (b) By mutual agreement of Seller and Purchaser;

                 (c) By Purchaser, if any of the conditions of paragraph 12.1 of this Agreement have not been met by April 30, 1997 and have not been waived in writing by Purchaser and provided that Purchaser is not then in breach of its obligations hereunder; or

                 (d) By Seller, if any of the conditions of paragraph 12.2 of this Agreement have not been met by April 30, 1997 and have not been waived in writing by Seller and provided that Seller is not then in breach of its obligations hereunder.

         14.2 Election to Terminate. Any election to terminate this Agreement under paragraph 14.1(b), any assent to amendments to this Agreement and any election to waive any provision of this Agreement shall be exercised in writing signed by the Seller and a duly authorized officer of Purchaser.

         14.3 No Liability. In the event of the termination and abandonment of this Agreement pursuant to the provisions of this Article 14, this Agreement shall become null and void and have no effect, without any liability on the part of any party or the directors, officers, stockholders or employees of any party in respect of this Agreement, other than the liability on the part of each party for its own expenses incurred in connection with the transactions contemplated by this Agreement.

15.      Assignment

         15.1 Option to Assign. Prior to the Closing Date, Purchaser may, without the consent of Seller, assign all of its right, title and interest in and to this Agreement and its obligations hereunder to a majority-owned subsidiary of Purchaser or to an entity formed by Purchaser in which Purchaser owns a majority of the stock, in the event that such entity is a corporation, or owns a majority partnership interest, in the event that such entity is a partnership. Any such subsidiary established by the Purchaser shall perform all of the terms, covenants and conditions to be performed by the Purchaser hereunder, including, without limitation, the payment of the Purchase Price pursuant to Article 2 hereof.

         15.2 No Release. Upon the Purchaser's making an assignment to a subsidiary pursuant to paragraph 15.1 hereof, for all purposes of this Agreement, Purchaser's assignee shall be considered the "Purchaser" hereunder entitled to all rights and benefits inuring to Purchaser hereunder; however, Purchaser named hereinabove shall not be released or discharged from any of the obligations of "Purchaser" under this Agreement and any transactions accompanying or related to this Agreement.

16. Post-Closing Commitments. In addition to any other requirement to be observed by any party hereto after the Closing:

         (a) Seller shall be responsible for the preparation and timely filing of the short period returns for the Company as an S corporation and any payments due from any taxpayer in respect thereof; and

         (b) Purchaser shall give Seller and his agents or representatives full access to the Company's books and records and permit Company personnel to assist Seller for the purpose of allowing Seller to fulfill his commitment pursuant to subparagraph (a) of this paragraph 16 and for the purpose of allowing Seller to respond to any tax audit of Seller's income tax returns which involves questions concerning the income of the Company.

         (c) Seller shall refrain from all use of the trade names "TCR" and Twin City Automatic after the Closing and shall not contest any use of said trade names by Purchaser, and/or the Company.

17.      Miscellaneous.

         17.1 Entire Understanding. This Agreement represents the entire understanding of the parties hereto with respect to the subject matter hereof and may not be amended or modified except by a writing executed by all of the parties hereto.

         17.2 Fees and Expenses. Each party shall bear his or its own fees and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

         17.3 Publicity. No press release, public announcement or other communication relating to the transactions contemplated herein shall be made by Purchaser without the prior approval of Seller or by Seller without the prior approval of Purchaser; provided however, that Seller or the Purchaser, as the case may be, shall not have the right to approve any such announcement or communication which counsel for the other party reasonably believes to be required by law or, as to Purchaser, by reason of its status as a listed company on the New York Stock Exchange, but the party making such announcement or communication shall in any event make reasonable efforts to send a copy of such proposed announcement or communication to the other party hereto before it is sent to any other person. All such approvals shall not be unreasonably withheld.

         17.4 Entire Agreement. This Agreement supersedes all prior and contemporaneous negotiations, understandings and agreements, written or oral, between the parties hereto with respect to the subject matter hereof, all of which prior agreements and understandings are hereby rendered null and void.

         17.5 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective heirs, successors, executors, administrators and assigns.

         17.6 Waiver. No waiver of any provision hereof shall be effective unless set out by a written instrument signed by all of the parties hereto.

         17.7 Execution of Agreement. This Agreement may be signed in counterparts, all of which shall be considered an original and together they shall constitute one agreement.

         17.8 Paragraph Headings. Paragraph headings contained in this Agreement are for convenience of reference only and shall not be deemed part of this Agreement.

         17.9 Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Minnesota applicable to agreements made and to be performed wholly within such State. If any legal action should be filed by any of the parties against any other party, the venue and forum of such action shall be the Minnesota state or federal court in St. Paul and all parties hereto consent and submit to the jurisdiction of such court.

         17.10 Dispute Resolution. In the event that the Seller disputes the accuracy of the determination of Operating Income made by the Purchaser, he shall so notify the Purchaser in writing within twenty (20) days of receipt of such determination and Seller and Purchaser shall thereupon promptly select a mutually agreed independent firm of certified public accountants to resolve the dispute, following the requirements for such determination set forth in this Agreement. Said accounting firm shall render its decision on the dispute within forty-five (45) days of its selection and such decision shall be final and binding upon Seller and Purchaser. The fees and expenses of said accountants shall be shared equally by Seller and Purchaser.

         17.11 Notices. Any and all notices or other communications or deliveries required or permitted to be given pursuant to any of the provisions of this Agreement shall be deemed to have been duly given for all purposes if sent by certified or registered mail, return receipt requested and postage prepaid, hand delivered, sent by overnight delivery service or sent by facsimile (confirmed by mail) as follows:

         If to Seller:            Mr. Robert Bradley
                                        HC 3669
                                        Jackson, Wyoming 83001

         With a copy to:          Susan Jacobson, Esq.
                                        Faegre & Benson LLP
                                        2200 Norwest Center
                                        90 South Seventh Street
                                        Minneapolis, MN 55402-3901
                                        Fax: 612-336-3026

         If to Purchaser:         Gerald C. Harvey, Esq.
                                        Vice President, Secretary and General
                                         Counsel
                                        TransTechnology Corporation
                                        150 Allen Road
                                        Liberty Corner, NJ 07938
                                        Fax: 908-903-0209

         With a copy to:          William B. Payne, Esq.
                                        Dorsey & Whitney LLP
                                        Pillsbury Center South
                                        220 South Sixth Street
                                        Minneapolis, MN 55402
                                        Fax: 612-340-8738


or at such other address as any party may specify by notice given to the other party in accordance with this paragraph. The date of giving of any such notice shall be the (a) date of hand delivery, (b) the date following the posting of the mail or the date when sent by overnight delivery service or (c) the date when sent by facsimile.

18. Definitions. The following terms shall have the following meanings:

         "Adjustment Escrow": as defined in paragraph 2.2 hereof.

         "Affiliate": shall mean and include any Person controlling, controlled by, or under common control with such Person, and, in the case of an individual, shall mean his or her spouse, siblings, ascendants and descendants.

         "Agreement": means this Stock Purchase Agreement, together with the Schedules hereto.

         "Applicable Laws": means all applicable provisions of all (i) constitutions, treaties, statutes, laws, rules, regulations, ordinances or orders of any Federal, state or local governing authority, (ii) governmental approvals and (iii) orders, decisions, judgments, awards and decrees of all courts, administrative boards or other Federal, state or local governmental authorities.

         "Balance Sheet Date": as defined in paragraph 4.4(a) hereof.

         "Benefit Plan(s)": as defined in paragraph 4.11 hereof.

         "Closing": as defined in paragraph 3.1 hereof.

         "Closing Date": as defined in paragraph 3.1 hereof.

         "Code": the Internal Revenue Code of 1986, as amended.

         "Company: TCR Corporation.

         "Environmental Laws" and "Environmental Law": as defined in paragraph
                 4.8 hereof.

         "Environmental Claims": means all claims, judgments, damages, losses, penalties, fines, liabilities (including strict liability), costs and expenses, which arise at any time as a result of (a) Hazardous Materials upon, about or beneath, or migrating or threatening to migrate to or from, any property at any time owned, leased or occupied by the Company or any affiliate of the Company, or (b) the violation of any Environmental Law.

         "ERISA": The Employee Retirement Income Security Act of 1974, as amended.

         "Financial Statements": as defined in paragraph 4.4(a) hereof.

         "GAAP": as defined in paragraph 4.4(b) hereof.

         "Hazardous Materials": means any pollutants, contaminants, toxic substances, hazardous waste or hazardous substances defined in or regulated under any Environmental Law.

         "Indemnified Party": as defined in paragraph 11(d) hereof.

         "Indemnifying Party": as defined in paragraph 11(d) hereof.

         "Investments": as identified on Schedule 18(a) hereto.

         "Lease": as defined in paragraph 12.1(n) hereof.

         "Loss": as defined in Article 11 hereof.

         "Material Adverse Effect": shall mean any state of facts, event, act or omission which would result in an adjustment to the Closing Balance Sheet, or to an item of income or expense, in excess of $305,000 or which would have a substantive adverse effect on the Company or its business or properties considered as a whole.

         "Net Debt": The difference between (i) all indebtedness for borrowed money of the Company minus (ii) all cash and cash equivalents of the Company.

         "Net Operating Assets" means the difference between (a) the value of all the assets of the Company (total current assets, plus gross plant, property, and equipment less accumulated depreciation, plus other assets) excluding cash, less (b) trade accounts payable and accrued expenses; all being determined in a manner consistent with the balance sheets as of December 31, 1996 and 1995, previously delivered to Purchaser, except Investments described in Schedule 18(a) which will be stated at fair market value at the Closing Date.

         "Operating Income": shall be calculated in a manner consistent with Operating Income and Income Before Interest shown on the pro formas attached as Schedule 18(b) and shall exclude (i) charges or items of income for which the Purchaser is reimbursed under indemnification provisions of this Agreement,
                 (ii) any corporate fees or additional charges of Purchaser or its Affiliates, (iii) any income or franchise taxes (or payments under tax-sharing arrangements or amounts paid to Seller for payment of income taxes), (iv) interest expense,
                 (v) depreciation and/or any amortization charges arising from any step up in basis of assets or goodwill recorded as a result of the transaction contemplated by this Agreement, (vi) customary compensation paid in the ordinary course to Mr. Bradley for the period from January 1, 1997, to the Closing Date, (vii) management compensation, in any form, which is paid to the management team (currently including John Funk, Dick Seifert, Gerry Fisher, Jeff Keller, Tom Luther, and Bob Romfo, or any person performing the functions now or hereafter performed by any such person) and which exceeds compensation commensurate with the normal compensation practices for the management teams of the Purchaser's existing divisions and subsidiaries, and (viii) other charges, credits or items of income or expense incurred directly in connection with this Agreement or this transaction including but not limited to severance costs, the management bonus identified in item 1 of
                 Schedule 4.4(b), and changes in accounting methods or estimates.

         "Person": means any natural person, firm, partnership, association, corporation, trust or Federal, state or local governmental authority.

         "Principal Balance Sheet": as defined in paragraph 4.4(a) hereof.

         "Purchase Price": as defined in paragraph 2.1 hereof.

         "Purchaser": TransTechnology Corporation, a Delaware corporation, or as provided in paragraph 15 hereof.





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
         "Regulatory Action": means any action taken by any instrumentality of the United States, the State of Minnesota, or any subdivision thereof, to enforce any Environmental Law or any regulation promulgated pursuant to any Environmental Law.

         "Seller": as defined in the opening paragraph of this Agreement.

         "Stock": as defined in Recital A of this Agreement.

19. Consent to Collateral Assignment of Stock Purchase Agreement. Seller hereby consents to the execution and delivery of the Collateral Assignment of Stock Purchase Agreement in favor of the First National Bank of Boston in substantially the form of the draft delivered to Seller on the date hereof.



         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


ATTEST:                                     TRANSTECHNOLOGY CORPORATION


                                            By:
-----------------------------                  ---------------------------------
                                               Michael J. Berthelot
                                               Chairman and Chief Executive
                                               Officer





WITNESS:


                                            By:                           (L.S.)
-----------------------------                  ---------------------------------
                                               Robert Bradley
                                               Individually





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